Exhibit 99.1

Viggle Reports 43% Year-Over-Year Revenue Growth and 116% Increase in Registered Users for Its Second Quarter Fiscal 2015

Net Registered Users Surpasses 7.9 Million; Average Monthly Total Reach Hits 26.0 Million

Conference Call To Be Held Today at 9:00 AM ET

NEW YORK - February 4, 2015 - Viggle Inc. (NASDAQ: VGGL), the entertainment marketing and rewards platform, posted strong double-digit growth in its key operating and financial metrics for its second quarter fiscal year 2015 ended December 31, 2014. Year-over-year revenue and sequential quarterly growth were significant, as were engagement and registered users. Revenue grew 43 percent to $7.185 million in F2Q 2015, compared with F2Q 2014, while sequential quarterly revenue grew 11 percent from $6.476 million in F1Q 2015.

The average monthly total reach for the quarter ended December 31, 2014 was 26.04 million, compared with 17.34 million for the year-ago quarter, and 23.81 million for the quarter ended September 30, 2014.

Almost one million new users registered on the Viggle platform during the quarter, bringing net registered users to more than 7.9 million, compared with 3.7 million net registered users as of the end of the year-ago quarter, an increase of 116 percent.

Viggle’s quarter was highlighted by new key partnerships including HGTV, HitFix, Gracenote, and a new mobile technology in collaboration with Opera Mediaworks that allows TV network advertisers the ability to offer a brand-new call to action, Add-to-DVR, as part of their mobile campaigns. Rewards and content offerings were also expanded, giving Viggle users the ability to rent or own TV shows and movies from M-GO, the premium digital video on demand (VOD) service and joint venture between Technicolor and DreamWorks Animation.

In October 2014, Viggle secured a $30 million investment through a securities purchase agreement with Sillerman Investment Company III, an entity owned by the Company’s Chairman and CEO, Robert F.X. Sillerman. Proceeds from the funding were used to repay $15 million of existing indebtedness and for working capital purposes including marketing, and to fuel innovation for its marketing and rewards platform.

On January 23, 2015, Robert F.X. Sillerman, Chairman and CEO of both SFX and Viggle, announced that SFX entered into a sales agency agreement with Viggle that is expected to significantly bolster Viggle’s brand partnership, media and sponsorship capabilities. According to the three-year agreement between SFX and Viggle, the combined sales organization at SFX that will now represent Viggle to brand advertisers will sell all inventory for both companies. Combining efforts and inventory with SFX will give Viggle access to a significantly broader client base and sales opportunities.

Greg Consiglio, President and COO of Viggle, said, “The results indicate that the Viggle platform is truly grabbing hold. Increases in all metrics point to increased customer acceptance and adoption brought on by a wide variety of factors. Execution of what we described in our IPO is a testimonial to both the vision of the company and the fabulous men and women who are making it a reality.”

Exhibit 99.1

As of the end of F2Q 2015, Viggle users have checked into 451,944,633 TV programs and matched more than 105 million songs using the Viggle Music service. As of December 31, 2014, users have redeemed more than 49 billion points for approximately 4.1 million rewards, an average of 12,035 points per reward redemption. The total retail value of rewards redeemed through December 31, 2014 is approximately $22 million. Overall, users’ average time in the Viggle app has been more than 63 minutes per session.

For F2Q 2015, Viggle reported an Adjusted EBITDA loss of $7.0 million as compared to an Adjusted EBITDA loss of $5.2 million in F2Q 2014 and $7.8 million in F1Q 2015. Sequentially, non-marketing operating costs fell by $1.2 million and marketing spend increased by $1.1 million as compared with F1Q 2015 yielding lower Adjusted EBITDA losses. Adjusted EBITDA loss grew as compared to a year ago due to increased marketing spend of $3.3 million, partially offset by higher revenues.

For more details on these results and a description of all definitions, please see Viggle’s quarterly form 10-Q filed this same date.

Conference Call and Webcast

Date: Wednesday, February 4, 2015
Time: 9:00 A.M. Eastern Time (ET)
Dial-in Number for U.S. and Canadian Callers: 1-877-407-3102
Dial-in Number for International Callers (Outside of the U.S. and Canada): 1-201-493-6790

Participating on the call will be Viggle President and Chief Operating Officer Greg Consiglio and Chief Financial Officer John Small, who will discuss operational and financial highlights for the second quarter and fiscal 2015 and other metrics including recent increases in users.

To join the live conference call, please dial into the above-referenced telephone numbers five to 10 minutes prior to the scheduled conference call time. A live webcast and archive of the call will also be available on Viggle’s website at: http://viggleinc.equisolvewebcast.com/q2-2015.

A replay will be available for 14 days starting on February 4, 2015, beginning one hour after the end of the conference call, and will run through midnight on February 18, 2015. To access the replay, please dial 1-877-660-6853 in the U.S. and 1-201-612-7415 for international callers. The conference ID# is 13594822.

About Viggle
Viggle is an entertainment marketing and rewards platform whose app rewards its members for watching TV shows and discovering new music. The Viggle Platform had an average monthly total reach of 26 million for the three months ended December 2014, including over 7.9 million Viggle registered users. Since its launch, Viggle members have redeemed over $22 million in rewards for watching their favorite TV programs and listening to music. Members can use Viggle’s store, accessible through the Viggle app or on Viggle.com, to redeem their Viggle Points for TV show, movie, and music downloads. In addition, Viggle operates Wetpaint, which offers entertainment and celebrity news online; NextGuide, maker of technology that helps consumers search for, find, and set reminders for TV shows and movies; and Choose Digital, a digital marketplace platform that allows companies to incorporate digital content into existing rewards and loyalty programs in support of marketing and sales initiatives. For more information, visit www.viggle.com or follow us on Twitter @Viggle.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended,

Exhibit 99.1

and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. All information provided in this press release is as of the date of this release. Except as required by law, Viggle Inc. undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-GAAP Adjusted Rewards Costs and Adjusted EBITDA
The Company provides a non-GAAP measure for adjusted rewards costs as an alternative view of the Company’s cost of providing rewards to its users. The Company reports rewards costs in its Consolidated Statement of Operations in both cost of watchpoints and engagement points and in selling, general and administrative expenses. Management believes that a useful financial measure for investors is to provide to them the amount of cash the Company has actually paid to provide rewards to its users. Therefore, the Company adjusts cost of watchpoints and engagement points as reported, which represents the cost of points earned by users during the period, to the cost of actual rewards redeemed by users during the period. Selling, general and administrative expenses as reported are likewise adjusted as certain point costs are classified as marketing. The Company also presents Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure that represents operating loss (as reported) plus depreciation and amortization, stock based compensation and adjustment to rewards costs. Management believes these non-GAAP measures enhance investors’ understanding of the Company’s financial performance. The information on adjusted rewards costs and Adjusted EBITDA should be considered in addition to, but not in lieu of operating income prepared in accordance with generally accepted accounting principles in the United States (GAAP). Since adjusted reward costs and Adjusted EBITDA are not measures determined in accordance with GAAP, they have no standardized meaning prescribed by GAAP and therefore, may not be comparable to the calculation of similar measures of other companies. A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows.

Exhibit 99.1

Reconciliation of rewards cost to adjusted rewards cost and selling, general and administrative expenses to adjusted selling, general and administrative expenses (amounts in thousands)
	Quarter Ended December 31, 2014	Quarter Ended December 31, 2013	6 Months Ended December 31, 2014	6 Months Ended December 31, 2013
Cost of watchpoints and engagement points as reported	$(3,027)	$(82)	$(4,190)	$(2,657)
Adjustment to cost of watchpoints and engagement points	1,575	(1,102)	1,842	(108)
Adjusted cost of watchpoints and engagement points	(1,452)	(1,184)	(2,348)	(2,765)

Selling, general and administrative expenses as reported	(25,999)	(17,569)	(48,770)	(42,906)
Adjustment to selling, general and administrative expenses	99	(120)	141	(212)
Adjusted selling, general and administrative expenses	$(25,900)	$(17,689)	$(48,629)	$(43,118)

Reconciliation of operating loss to Adjusted EBITDA (amounts in thousands)
	Quarter Ended December 31, 2014	Quarter Ended December 31, 2013	6 Months Ended December 31, 2014	6 Months Ended December 31, 2013
Revenue	$7,185	$5,032	$13,660	$9,371

Operating loss as reported	($21,841)	$(12,619)	$(39,300)	$(36,192)
Add:
Stock compensation costs	10,858	7,638	18,421	23,434
Adjustment to cost of watchpoints and engagement points	1,575	(1,102)	1,842	(108)
Adjustment to Selling, general and administrative expenses	976	(120)	1,018	(212)
Depreciation and amortization costs	1,484	994	3,283	2,064
Adjusted EBITDA *	($6,948)	$(5,209)	$(14,736)	$(11,014)
* Adjusted EBITA is a non-GAAP measure, but shown above it represents operating loss plus depreciation and amortization, stock based compensation, interest (expense) income, net, certain one-time selling, general and administrative costs, and adjustment to rewards costs

For further investor and media information contact:

Investor Relations:
John C. Small
CFO, Viggle Inc.
john@viggle.com
1-646-738-3220

Robert Haag
Managing Partner
IRTH Communications
VGGL@irthcommunications.com
1-866-976-4784

Media Relations:
Laura Radocaj
Dian Griesel International
lradocaj@dgicomm.com
212-825-3210